U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 2054


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             1 SOLUTION CORPORATION
                             ----------------------
                 (Name of Small Business Issuer in Its Charter


                   DELAWARE                              95-4737484
                   --------                              ----------
       (State or other jurisdiction of                (I.R.S. Employer
        incorporation or organization)               Identification No.)



        14724 VENTURA BOULEVARD, SUITE 2, SHERMAN OAKS, CA           91403
        ------------------------------------------------------------------
           (Address of Principal Executive Office                 (ZipCode)


                                 (818) 971-5100
                                 --------------
                                Telephone Number


                 Securities to be registered under Section 12(b)
                              of the Exchange Act:
                                      None


                 Securities to be registered under Section 12(g)
                              of the Exchange Act:

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                                (Title of class)

                                     PART I

                                                                           Page

Item 1.    Description of Business............................................1

Item 2.    Management's Discussion and Analysis or Plan of Operation..........3

Item 3.    Description of Property............................................3

Item 4.    Security Ownership of Certain Beneficial Owners and Management.....3

Item 5.    Executive Officers, Promoters and Control Persons..................4

Item 6.    Executive Compensation.............................................5

Item 7.    Certain Relationships and Related Transactions.....................5

Item 8.    Description of Securities..........................................5

                                    PART II

Item 1.    Market Price of and Dividends on the Registrants Common
             Equity and Other Shareholder Matters.............................6

Item 2.    Legal Proceedings..................................................6

Item 3.    Changes in and Disagreements with Accountants......................7

Item 4.    Recent Sales of Unregistered Securities............................7

Item 5.    Indemnification of Directors and Officers..........................7

                                    PART F/S

Financial Statements..........................................................8

                                    PART III

Item 1.    Index to Exhibits..................................................9

Item 2.    Description of Exhibits............................................9

                                     PART I

Item 1.           Description of Business.

COMPANY DIRECTION

     1 SOLUTION will be a full service marketing consulting company formed to take advantage of the business opportunity created by the surge in new internet initiatives changing the face of the economy. The speed with which web initiatives have upset traditional business models is staggering. This event has created the need for Fortune 1000 companies to rethink their marketing strategies in an attempt to keep a stranglehold on their specific markets. It has also opened the door for more new web initiatives to follow their predecessors in an attempt to stake their claim in cyberspace. Effective execution of marketing and communications strategies is crucial to the success of both sides. 1 SOLUTION will be uniquely equipped to straddle both sides of this continuum offering marketing services on a single discipline and/or full spectrum basis dependent on client needs. New web companies are looking for a full suite of services while the Fortune 1000 is looking more for single discipline solutions that can be easily integrated into existing infrastructures.

     1 SOLUTION will offer incentive, media, cause, sports, event, relationship and sponsorship marketing capabilities through strategic partnerships and will not limit itself through representation as an advertising agency. The company will operate more akin to a Carlson Marketing Group than a McCann Erickson. Placing incentive/performance marketing disciplines at the core of the company holds more promise, more profitability in the long term.

OPERATING PHILOSOPHY

     The 1 SOLUTION operating philosophy is based on the premise that the speed with which a company moves in today's marketplace to develop and execute an effective marketing strategy will ultimately determine its viability.

OPERATING MODEL

     1 SOLUTION will exercise its internal brain trust to develop marketing strategies for its client base and at the outset will outsource execution to strategic partners who boast leadership positions in their respective disciplines. The company will develop in-house execution commensurate with development of its account base.

     1 SOLUTION's competitive advantage is a combined 37 years of strategic marketing services planning and negotiating skills. 1 SOLUTION's unique perspective will come from operating on the service provider side (the likes of CBS, Chancellor Media, Univision and MCIPG) versus the client side... a perspective that provides a true cost/opportunity evaluation. 1 SOLUTION's revenue stream will be commission/fee based and will depend largely on the company's ability to deliver marketing value against client objectives.

STRATEGIC PARTNERSHIPS

Incentive Marketing
-------------------
     MCI Performance Group - MCIPG is a highly respected player in the $20 billion business incentive marketing arena. 1 SOLUTION will access MCIPG's Travel Planning and Management, Communications and Creative Services, Administration, Merchandise and Innovations Divisions to engineer quality programs for its clientele. The scope and range of marketing solutions is far reaching, some of the most popular areas of activity are; Sales Incentives, Honor and Recognition Programs, Productivity and Behavior Modification, Idea Generation, Safety and Service and Product Knowledge Training. MCIPG's client roster includes American Airlines, Frito Lay, Lucent Technologies and Toyota Motor Sales.

Media Marketing
---------------
     1 SOLUTION will have the ability to plan and execute traditional media marketing campaigns across multiple platforms including Television, Radio, Outdoor and Transit. This will be easily accomplished through the advent of media organizations such as CBS Plus, Infinity Promotions Group, Chancellor Marketing Group and the combined marketing expertise of the company's principles. 1 SOLUTION also fully understands the need for On-Line Marketing capabilities and is in the process of evaluating strategic partnerships in this arena.

Cause Marketing
---------------
     Entertainment Industry Foundation - Founded in 1942, EIF is the entertainment industry's philanthropic development and execution arm. EIF has raised and distributed more than $140 million for charitable organizations. The foundation's umbrella Initiatives Program focuses on Education, Health and Environment. 1 SOLUTION will access for its client base EIF's cause marketing capabilities including establishment of funding criteria for programs as well as access to 501C3 status and celebrity talent. EIF has operated cause marketing campaigns for Lexus, American Express, Excite@Home, and Wine.com to name a few.

Sports/Event Marketing
----------------------
     1 SOLUTION will have the ability to work directly with major sports leagues and/or individual athletes. 1 SOLUTION will prefer to work with multiple firms in this discipline as no one organization offers the level of capabilities necessary to serve broad and diverse client needs.

Item 2.           Management's Discussion and Analysis or Plan of Operation.

RESULTS OF OPERATIONS

         The  following   discussion  and  analysis  below  should  be  read  in
conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Registration Statement. For the period since inception (July 21, 1998) through August 31, 1999, during the Company's development stage, the Company has a cash balance of $ 35.00, and has generated a net loss of ($1,060).

FINANCIAL CONDITION AND LIQUIDITY

         The Company has limited liquidity and has an ongoing need to finance its activities. To date, the Company currently has funded these cash requirements by offering and selling its Common Stock, and has issued 375,000 shares of Common Stock for net proceeds of $1,000.00.


Item 3.           Description of Property.

         The Company's executive and administrative offices are located at 14724 Ventura Boulevard, Suite 2, Sherman Oaks, CA 91403. The Company pays no rent for use of the office and does not believe that it will require any additional office space in the foreseeable future in order to carry out its plan of operations described herein.


Item 4.         Security Ownership of Certain Beneficial Owners and Management.

         The  following   table  sets  forth  as  of  August  31,  1999  certain
information relating to the ownership of the common stock.

Name and Address of                    Amount and Nature of         Percent of
Beneficial Owner (1)                 Beneficial Ownership (2)        Class (2)
--------------------                 ------------------------       ----------

Appletree Investment Company, Ltd            375,000(3)               100.00%

PageOne Business Productions, LLC             37,500                   10.00%

George Todt                                   37,500(4)                10.00%

Besty Rowbottom                               37,500(4)                10.00%

James Walters                                 37,500(4)                10.00%

All officers and directors as a group         37,500(4)                10.00%
(3 persons)

------------------------

(1) Unless otherwise indicated, the address of each beneficial owner is in the care of 1 Solution Corporation, 14724 Ventura Boulevard, Suite 2, Sherman Oaks, CA 91403.

(2) Unless otherwise indicated, 1 Solution believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming all options, warrants or convertible securities that are held by such person (but not held by any other person) and which are exercisable or convertible within 60 days of this registration statement have been exercised or converted. Percent of Class (third column above) assumes a base of 375,000 shares of common stock outstanding as of August 31, 1999.

(3) Consists of 337,500 shares held of record by Appletree Investment Company, Ltd., an Isle of Man corporation, and 37,500 shares held of record by PageOne Business Productions, LLC, a Delaware limited liability company, of which Appletree is a managing member.

(4) Consists solely of 37,500 shares of common stock held by PageOne Business Productions, LLC, a Delaware limited liability company, of which Messrs. Todt and Walters and Appletree Investment Company, Ltd. are managing members and Ms. Rowbottom is Vice President.

Item 5.           Directors, Executive Officers, Promoters and Control persons.

     The following table sets forth certain information with respect to the directors and executive officers of 1 Solution.

Name                                  Age(1)        Position
----                                  ------        --------
George Todt........................    45           Director

James Walters......................    45           President, Vice President
                                                     and Treasurer

Betsy Rowbottom....................    28           Secretary

------------
(1) The ages of Messrs. Todt and Walters and Ms. Rowbottom are listed as of August 31, 1999.


     Our director and executive officers devote such time and attention to the affairs of 1 Solution as they believe reasonable and necessary. Set forth below is a description of the background of our director and executive officers.

     George A. Todt was the President from inception until November 30, 1999. He has been the sole director since the inception of 1 Solution. Since 1996, Mr. Todt has been a managing member of PageOne Business Productions, LLC, a Delaware limited liability company. From 1990 to 1995, Mr. Todt was the chief executive officer of REPCO, Inc., a worldwide designer and builder of environmental facilities.

     James Walters has been the President since November 30, 1999, and Vice-President and the Treasurer of 1 Solution since its inception. For more than 20 years, Mr. Walters has been engaged as a certified public accountant with the Los Angeles, California-based firm of Kellogg & Andelson.

     Besty Rowbottom became Secretary of 1 Solution in June 1999. She has been employed by PageOne since 1997 and has served as its Vice President since March 1999. From 1994 to 1997, Ms. Rowbottom served as a talent agent at HSI Productions, a Chicago, Illinois-based video production company.

     Our board of directors currently consists of one member, who serves in such capacity for a one-year term or until his successor has been elected and qualified, subject to earlier resignation, removal or death. The number of directors constituting the board of directors may be increased or decreased (but not below the minimum number required by applicable law) from time to time by resolution of the board of directors. Our officers serve at the discretion of the board of directors, subject to any effective contractual arrangements.


Item 6.           Executive Compensation.

     Consistent with our present policy, no director or executive officer of 1 Solution receives compensation for services rendered to the company. However, these persons are entitled to be reimbursed for expenses incurred by them in pursuit of our business objectives.


Item 7.           Certain Relationships and Related Transactions.

     Not Applicable.


Item 8.           Description of Securities.

Common Stock
------------
     1 Solution is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. Holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the common stock issuable pursuant to this prospectus will be, when issued, fully paid and nonassessable.

Preferred Stock
---------------
     1 Solution is authorized to issue 8,000,000 shares of "blank check" preferred stock, par value $0.001 per share, in one or more series from time to time with such designations, rights and preferences as may be determined from time to time by the Board of Directors, including, but not limited to (i) the designation of such series; (ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of 1 Solution's capital stock and whether such dividends shall be cumulative or non-cumulative; (iii) whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation, by 1 Solution or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemptions; (iv) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series (v) whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or 1 Solution or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of 1 Solution's capital stock and, if provision be made for the conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges; (vi) the restrictions, if any, on the issue or reissue of any additional preferred stock; (vii) the rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of 1 Solution; and (viii) the provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of 1 Solution. 1 Solution does not currently intend to issue any shares of its preferred stock.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     There is currently no market for 1 Solution's securities. 1 Solution has never paid cash dividends on its common stock. Payment of future dividends will be within the discretion of 1 Solution's Board of Directors and will depend on, among other factors, retained earnings, capital requirements and the operating and financial condition of 1 Solution.


Item 2.           Legal Proceedings.

     1 Solution is not currently a party to any pending legal proceedings.

Item 3.           Changes in and Disagreements with Accountants.

     Not Applicable.


Item 4.           Recent Sales of Unregistered Securities.

     In March 1999, 1 Solution issued 900,000 shares of common stock to Appletree and 100,000 shares of common stock to Page One. The purchase price for these shares was $0.001 per share. The shares were sold pursuant to a 504 Private Placement Offering. There was no underwriter or placement agent involved in the offer or sale of these securities and there was no public solicitation or advertisement by 1 Solution in connection with the offer or sale of these securities. The foregoing issuances of common stock were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.


Item 5.           Indemnification of Directors and Officers.

     1 Solution's Restated Certificate of Incorporation limits the liability of its directors to 1 Solution or 1 Solution's stockholders for monetary damages arising from a breach of fiduciary duty owned to 1 Solution or 1 Solution's stockholders to the fullest extent permitted by the Delaware General Corporation Law.

     1 Solution's Restated Certificate of Incorporation and its Bylaws provide for the indemnification by 1 Solution of each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of 1 Solution to the fullest extent permitted or authorized by law, including attorneys' fees. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of 1 Solution pursuant to the above statutory provisions or otherwise, 1 Solution has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

     1 Solution's balance sheet as of August 31, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the period from July 21, 1998 (inception) to August 31, 1999 have been examined to the extent indicated in their reports by Weinberg & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, as Exhibit A, in response to Part F/S of this Form 10-SB.

                                    PART III

Item 1.           Index to Exhibits

     The following exhibits are filed with this Registration Statement:

Exhibit No.                 Exhibit Name
----------                  ------------
3.1                         Restated Certificate of Incorporation
                              of the Registrant.

3.2                         By-Laws of the Registrant.

27                          Financial Data Schedule


Item 2.           Description of Exhibits

     See Item 1 above.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          1 SOLUTION CORPORATION
                                                (Registrant)




                                            /s/ James Walters
                                           ------------------------
Date:December 21, 1999                 By:  James Walters
                                            President

                                    EXHIBIT A

                             1 SOLUTION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999


                                    CONTENTS
                 ----------------------------------------------



       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF AUGUST 31, 1999

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE PERIOD
                     FROM APRIL 7, 1999 (DATE OPERATIONS
                     COMMENCED) TO AUGUST 31, 1999

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                     DEFICIENCY FOR THE PERIOD FROM APRIL 7,
                     1999, (DATE OPERATIONS COMMENCED) TO
                     AUGUST 31, 1999

       PAGE      5 - STATEMENT OF CASH FLOWS FOR THE PERIOD
                     FROM APRIL 7, 1999 (DATE OPERATIONS
                     COMMENCED) TO AUGUST 31, 1999

       PAGES 6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF
                     AUGUST 31, 1999

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of:
 1 Solution Corporation
 (A Development Stage Company)

We have audited the accompanying balance sheet of 1 Solution Corporation (a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from April 7, 1999 (date operations commenced) to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of 1 Solution Corporation (a development stage company) as of August 31, 1999, and the results of its operations and its cash flows for the period from April 7, 1999 (date operations commenced) to August 31, 1999, in conformity with generally accepted accounting principles.





                                WEINBERG & COMPANY, P.A.



Boca Raton, Florida
November 24, 1999

                             1 SOLUTION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF AUGUST 31, 1999



                                     ASSETS



         Cash                                              $      35
                                                           ---------

         TOTAL ASSETS                                      $      35
         ------------                                      =========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY


         LIABILITIES
          Loan payable - related party                     $     95
                                                           --------

            Total liabilities                                    95
                                                           --------

         STOCKHOLDERS' DEFICIENCY

            Preferred Stock, $.001 par value,
             8,000,000 shares authorized, zero
             issued and outstanding                               -
            Common Stock, $.001 par value, 100,000,000
             shares authorized, 375,000 issued and
             outstanding                                        375
            Capital in excess of par                            625
            Accumulated deficit during development stage     (1,060)
                                                           --------
              Total Stockholders' Equity                        (60)

         TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY    $     35
         ----------------------------------------------    ========






                 See accompanying notes to financial statements.
                                       A-2

                             1 SOLUTION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                     FOR THE PERIOD FROM APRIL 7, 1999 (DATE
                    OPERATIONS COMMENCED) TO AUGUST 31, 1999



         Income                                    $       -

         Expenses

          Accounting fees                                500
          Bank service fees                               60
          Legal fees                                     500
                                                   ---------

         NET LOSS                                  $  (1,060)
         --------                                  =========


























                 See accompanying notes to financial statements.

                             1 SOLUTION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                     FOR THE PERIOD FROM APRIL 7, 1999 (DATE
                    OPERATIONS COMMENCED) TO AUGUST 31, 1999




                                                       Deficit
                                         Additional   Accumulated
                            Common        Paid-In     During Devel-
                            Stock         Capital     opment Stage       Total
                          --------       ----------   -------------     -------

Common stock issuance     $    375         $   625     $       -        $ 1,000

Net loss for the
 period ended August
 31, 1999                        -               -        (1,060)        (1,060)
                           -------         -------     ---------        -------

BALANCE AT AUGUST
-----------------
 31, 1999                 $    375         $   625     $  (1,060)       $   (60)
---------                 ========         =======     =========        =======





















                 See accompanying notes to financial statements.

                             1 SOLUTION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                     FOR THE PERIOD FROM APRIL 7, 1999 (DATE
                    OPERATIONS COMMENCED) TO AUGUST 31, 1999


         CASH FLOWS FROM
          OPERATING ACTIVITIES:

          Net loss                                   $   (1,060)
          Adjustments to
           reconcile net loss
           to net cash used
           by operating activities                            -
                                                     ----------
          Net cash used in
           operating activities                          (1,060)
                                                     ----------
         CASH FLOWS FROM INVESTING
          ACTIVITIES                                          -
                                                     ----------
         CASH FLOWS FROM FINANCING
          ACTIVITIES:

          Loan payable - related party                       95
          Proceeds from issuance
           of common stock                                1,000
                                                     ----------
          Net cash provided by
           financing activities                           1,095
                                                     ----------
         INCREASE IN CASH AND
          CASH EQUIVALENTS                                   35
                                                     ----------
         CASH AND CASH EQUIVALENTS -
          BEGINNING OF PERIOD                                 -
                                                     ----------
         CASH AND CASH EQUIVALENTS -
          END OF PERIOD                              $       35
          -------------                              ==========





                 See accompanying notes to financial statements.
                                       A-5

                             1 SOLUTION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)  Organization and Business Operations

         1 Solution Corporation (a development stage company) ("the Company") was incorporated in Delaware on July 21, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At August 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.

         The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

         (B)  Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (C)  Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         (D)  Income Taxes

         The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending August 31, 1999.

                             1 SOLUTION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  2 - STOCKHOLDERS' DEFICIENCY

         The Company was originally authorized to issue 2,000 shares of common stock at $.01 per share. The Company issued 900 and 100 common shares to AppleTree Investment Company, LTD. and PageOne Business Productions, LLC, respectively.

         Management subsequently filed a restated certificate of incorporation with the State of Delaware in July of 1999 which increased the number of authorized common shares to 100,000,000, effected a 375 to 1 split of the 1,000 previously issued common shares, and created 8,000,000 authorized shares of preferred stock. In addition, the par value of the common stock was changed to $.001 per share and the par value of the new preferred stock was set at $.001 per share.

         The financial statements at August 31, 1999 give effect to common and preferred stock amounts and par values enumerated in the restated certificate of incorporation. As of August 31, 1999, no preferred shares have been issued.

NOTE 3 - LOAN PAYABLE - RELATED PARTY

         The loan payable - related party is a non-interest bearing loan payable to PageOne Business Productions, LLC arising from funds advanced to the Company.










                                      A-7